Exhibit 12.1
TRANSCONTINENTAL GAS PIPE LINE CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
Thousands of Dollars, except ratios
(UNAUDITED)

						For the	For the
						Six Months	Six Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	June 30, 2007	June 30, 2008
Earnings Available for Fixed Charges:

Net Income	$193,538	$179,454	$185,315	$117,251	$172,583	$81,744	$116,466

Adjustment for undistributed income of equity investees	527	434	302	(451)	(881)	(923)	(124)

Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	91,667	88,968	80,105	86,380	95,355	46,798	48,987

Federal income taxes	75,839	68,707	96,420	13,183	105,847	32,492	54,943

Deferred federal income taxes	28,909	28,331	(1,710)	48,785	(13,375)	11,127	7,087

State and Municipal income taxes	14,143	14,883	15,229	25,908	11,400	7,086	9,410

Total	$404,623	$380,777	$375,661	$291,056	$370,929	$178,324	$236,769

Fixed Charges:

Interest on long-term debt	$84,354	$84,397	$75,603	$85,212	$88,954	44,466	43,576

Other interest expense (includes intercompany)	2,260	2,061	1,916	(2,132)	3,046	616	3,930

Portion of rents representative of the interest factor, including amounts capitalized	5,188	1,000	1,205	1,197	1,043	556	510

Amortization of debt expense, discount and premium	1,718	1,797	1,655	2,439	2,617	1,298	1,073

Total	$93,520	$89,255	$80,379	$86,716	$95,660	$46,936	$49,089

Ratio of earnings to fixed charges	4.33	4.27	4.67	3.36	3.88	3.80	4.82
For purposes of calculating the ratio of earnings to fixed charges:
(a)	Earnings represent the aggregate of pre-tax income, adjusted for undistributed income of equity investees, and fixed charges, net of interest capitalized.

(b)	Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.